Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 15, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2022;

•	to disclose the calculation of our June 30, 2022 net asset value (“NAV”) per share for all share classes;

•	to disclose our first real property investment;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to disclose the recent closing of a transaction providing us with a new source of debt financing.

August 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2022 (and repurchases as of July 31, 2022) is as follows:

Transaction Price (per share)
Class S	$25.1698
Class T	$24.9404
Class D	$24.9734
Class M	$25.0450
Class I	$24.4031
Class F*	$24.9767
Class Y*	$24.3557

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2022.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2022 (dollar amounts in thousands):

Components of NAV	June 30, 2022
Loans receivable	$6,538,488
Investment in real estate	194,329
Mortgage-backed securities held-to-maturity	78,942
Mortgage-backed securities available-for-sale, at fair value	153,274
Cash and cash equivalents	73,802
Restricted cash	14,952
Other assets	83,309
Collateralized loan obligation, net of deferred financing costs	(3,193,515)
Repurchase agreements payable, net of deferred financing costs	(1,175,829)
Credit facility payable, net of deferred financing costs	(692,472)
Mortgage note, net of deferred financing costs	(122,954)
Accrued stockholder servicing fees(1)	(831)
Other liabilities	(38,565)

Net asset value	$1,912,930

Number of outstanding shares	76,821,307

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2022, we accrued under GAAP $90,375 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,122,659	$37,627	$17,168	$92,705	$598,090	$22,599	$22,082	$1,912,930
Number of outstanding shares	44,603,388	1,508,682	687,444	3,701,528	24,508,825	904,792	906,648	76,821,307

NAV per Share as of June 30, 2022	$25.1698	$24.9404	$24.9734	$25.0450	$24.4031	$24.9767	$24.3557

Notable Investment Activity

The following disclosure is added to the “Investment Portfolio” section of the Prospectus.

Following the approval of our board of directors, we recently completed the acquisition of our first real property investment.

On June 22, 2022, we acquired 555 Aviation, a 260,000 square foot creative office building located in El Segundo, California, for approximately $209.4 million. The property was built in 1966 and was renovated in 2017 to convert the property into a creative office building, including LEED Gold certification, a glass façade and an interior open-air atrium. The property sits on 13.31 acres and is located in growing Los Angeles sub-market of El Segundo near Los Angeles International Airport. The property is currently 100% leased to three tenants: Fabletics, Saatchi & Saatchi, and Belkin.

The following disclosure is added to the “Risk Factors” section of the Prospectus.

Risks Related to Investments in Real Property

Lease terminations or tenant defaults at our real property investments could adversely affect the income produced by these properties, which could harm our operating performance and ability to pay distributions to our stockholders.

The success of our real property investments will depend in large part on the financial viability of our tenants, and accordingly, any change in their business, including as a result of economic events, financial markets, natural disasters or public health or pandemic crises, could adversely affect the income produced by our properties. Our tenants may terminate the lease, fail to make rental payments, decline to extend or renew their lease upon expiration, or declare bankruptcy, any such action would result in loss of rental payments. In addition, in the case of termination or default, we may be unable to attract desirable tenants or lease the property for the amount previously collected. The expenses associated with owning such properties, including debt payments, real estate taxes, maintenance, and insurance, are generally fixed and do not decrease when revenues decrease.

Economic and regulatory changes that impact the real estate market could adversely affect our real property investments and overall financial performance.

We are subject to risks generally attributable to the ownership of real property, including a downturn in market conditions, adverse real estate trends such as increasing vacancy rates and declining rental rates, financial instability by our tenants, and changes in government rules and regulations. Any of these factors could have adverse effect on our investments in real property and our financial performance.

We may be adversely affected by trends in the office real estate sector.

Driven in part by the COVID-19 pandemic, many companies are moving toward telecommuting policies and there may be a decline for the demand for office space in the future. The continuation of work-

from-home and other policies could lead to an overall decrease in demand for office spaces, and thereby impact the financial performance of our investments in office properties. This would have an adverse effect on our financial condition and ability to make expected distributions to our stockholders.

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On June 30, 2022, we accepted a subscription from an investor to purchase $2,000,000 in Class I shares in the Private Placement. On July 1, 2022, we sold and issued to such investor approximately 81,907 Class I shares at the per share purchase price of $24.4179, which is equal to the NAV per Class I share as of May 31, 2022.

Market Update

Rates were volatile in June as the 10-year yield rose as high as 3.49% mid-month amid heightened inflationary pressures before moving lower as recession concerns mounted. The 10-year ended the month at 2.98%, 24 basis points higher than May. The Bloomberg Aggregate Bond Index saw another down month, returning -1.57% in June, bringing its YTD return to -10.35% as core fixed income continues to face challenges amid rising interest rates.

Commercial property prices grew at an annual rate of 18.6% in May, largely unchanged from April despite tightening financial conditions and slowing economic growth. The pace of annual price growth has come down slightly from its record of 19.2% in January 2022.1 The current trend suggests that price growth could moderate to approximately 13% by year end.

Industrial properties experienced the fastest growth on a monthly (1.8%) and annual (28.6%) basis, reversing the trend in which monthly price growth had moderated since September 2021.1 Industrial deal volume declined for the second consecutive month in May. Apartment prices also saw strong growth, rising 23.3% from a year earlier while registering an all-time high for the property type.1 Monthly growth trends suggest apartment price growth could moderate to approximately 17%-18% by year end.1

Retail properties grew at a healthy 18.8% annual rate in May as monthly price growth increased 1.04%.1 Despite the increase, monthly retail price growth has generally been trending lower since peaking in August 2021.

Office prices saw the slowest annual growth of any property type at 12.2% as price growth has been moderating for the past eight months amid ongoing negative sentiment surrounding the sector.1 Offices in central business districts drove growth again, rising 13.4% compared to 10.5% annual growth for suburban offices.1

Portfolio Update

We continue to build upon our track record of generating an attractive level of current income with low volatility. Floating rate loans comprised 92.0% of the portfolio as of June 30, 2022, which we believe will continue to help preserve capital as interest rates rise.

As fixed income markets quickly priced in multiple Fed rate hikes this year, the yield on the Bloomberg Aggregate Bond Index increased by 197 bps year-to-date and prices declined by 11.8%. Even with the rise in rates, the annualized distribution rate for our Class I shares was nearly 300 bps above the Agg’s current yield as of June 30, 2022.

[1]	Real Capital Analytics, as of May 2022.

We closed on $1.1 billion in new fundings in June across a diverse range of property types. New origination highlights included:

•	Two loans backed by multifamily properties in high-growth metro areas:

•

The first loan is backed by a 328-unit garden-style property located approximately 10 minutes from downtown Jacksonville, FL. The property is 95% occupied, in a submarket that has achieved 18.8% rent growth over the past year and is supported by multiple local demand drivers including its proximity to the University of North Florida and the Port of Jacksonville.

•

A Homewood Suites by Hilton hotel in Seattle, WA, that will be converted to a multifamily property. The property is centrally located in downtown Seattle and, post renovation, will consist of 183 multifamily units, 127 parking stalls and 4,300 SF of ground floor retail space which is currently 100% leased.

•

A loan backed by an R&D and manufacturing office in San Jose, CA that was renovated in 2021. The property consists of 460K SF across 2 buildings. It features a central plant that allows for some of the highest power in the submarket, an attractive feature for R&D tenants. The property is in San Jose’s Golden Triangle (near Google, Apple, and Microsoft) and serves as the global headquarters for Lumileds, a pioneer in halogen lighting.

The short-term nature of our typical loan (two- to three-year maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, from September 2020 through June 2022, the portfolio’s allocation to multifamily properties ranged from a low of 17% to as high as 62%. As of June 30, 2022, it was 60.4%, with many of the loans backed by what we believe are attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, improving labor markets and a generally healthy U.S. consumer. Over the same timeframe, we have opportunistically added new investments in hospitality, retail and office in recent months as sector fundamentals strengthened. As of June 30, 2022, these sectors represented 7.6%, 5.9% and 13.4% of the portfolio, respectively.

The portfolio was comprised of 100% performing assets as of June 30, 2022. Our investment pipeline remains strong through the summer months.

CLO Transaction Overview

On June 16, 2022 (the “CLO Closing Date”), FS Credit Real Estate Income Trust, Inc. (the “Company”) issued a collateralized loan obligation (the “CLO”) through its subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and a wholly-owned subsidiary of Sub-REIT, FS Rialto 2022-FL5 Issuer, LLC, a newly-formed Delaware limited liability company, as issuer (the “CLO Issuer”).

On the CLO Closing Date, the CLO Issuer issued six classes of offered notes, the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes (the “Offered Notes”), and an additional three classes of non-offered notes, the Class F Notes, the Class G Notes and the Class H Notes (together with the Offered Notes, the “Notes”; all classes of Notes other than the Class H Notes are referred to collectively herein as the “Secured Notes”), each in the principal amount and having the characteristics and designations set forth in the table and description below.

The CLO Issuer issued the Notes pursuant to the terms of an indenture, dated as of June 16, 2022 (the “Indenture”), by and among the CLO Issuer, us, as advancing agent (in such capacity, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Computershare Trust Company, National Association, as note administrator (in such capacity, the “Note Administrator”) and custodian. The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the CLO Issuer. We will serve as the collateral manager for the CLO Issuer (in such capacity, the “Collateral Manager”). The Collateral

Manager is externally managed by, and has delegated its investment management activities to, FS Real Estate Advisor, LLC (the “Advisor”), pursuant to and in accordance with the terms of an advisory agreement between us and the Advisor. The Advisor has engaged Rialto Capital Management, LLC, an affiliate of the Special Servicer (as defined below), to act as its sub-advisor.

Class of Notes	Principal Balance	Percentage of the Aggregate Principal Balance of all Notes	Ratings (Moody’s / DBRS)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$370,875,000	53.750%	Aaa(sf) / AAA(sf)	2.73 years	4.33 years
Class A-S Notes	$67,275,000	9.750%	NR / AAA(sf)	2.93 years	4.80 years
Class B Notes	$33,637,000	4.875%	NR / AA(low)(sf)	2.96 years	4.84 years
Class C Notes	$42,263,000	6.125%	NR / A(low)(sf)	3.25 years	4.90 years
Class D Notes	$44,850,000	6.500%	NR / BBB(sf)	3.74 years	4.93 years
Class E Notes	$11,212,000	1.625%	NR / BBB(low)(sf)	3.84 years	4.93 years
Class F Notes	$38,813,000	5.625%	NR / BB(low)(sf)	3.90 years	4.93 years
Class G Notes	$24,150,000	3.500%	NR / B(low)(sf)	4.68 years	4.93 years
Class H Notes	$56,925,000	8.250%	NR / NR	N/A	N/A

(1)

The initial weighted average life of each class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.

(2)

The fully extended weighted average life of each class of Notes has been calculated assuming that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agency Agreement, dated as of June 3, 2022, by and among the CLO Issuer, us, FS CREIT Finance Holdings LLC (the “Seller”), Goldman Sachs & Co. LLC (“Goldman Sachs”), Barclays Capital Inc. (“Barclays”) and Wells Fargo Securities, LLC (together with Goldman Sachs and Barclays, the “Placement Agents”). FS Rialto 2022-FL5 Holder, LLC, which is an indirect wholly-owned subsidiary of us and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class F Notes, the Class G Notes and the Class H Notes issued on the CLO Closing Date.

The Offered Notes represent limited recourse obligations of the CLO Issuer payable solely from certain collateral interests acquired by the CLO Issuer on and after the CLO Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the CLO Issuer, any of its affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class H Notes are not secured.

The Class H Notes have no stated interest rate. The holders of the Class H Notes will be entitled to receive, on each monthly payment date up to (but not including) the stated maturity date of such Notes (unless redeemed prior thereto), as distributions of principal and interest, any cash remaining after payment of all distributions with a more senior level of priority. In addition, upon any redemption of the Notes and upon the maturity of the Notes, the holders of the Class H Notes will be entitled to receive all net proceeds remaining after the sale of the collateral in accordance with the Indenture and cash, if any, remaining after payment of all specified amounts in accordance with the priority of payments.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issuance of the Notes on the CLO Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) repay amounts owed in respect of certain pre-CLO Closing Date financings, including under certain repurchase facilities with affiliates of the Placement Agents, and (iii) undertake certain related activities.

The initial portfolio of collateral interests was purchased by the CLO Issuer from the Seller pursuant to a collateral interest purchase agreement (the “Collateral Interest Purchase Agreement”), dated as of June 16, 2022, by and among the CLO Issuer, the Seller, us and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the CLO Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the CLO Issuer in an amount that the Special Servicer determines is sufficient to compensate the CLO Issuer or (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement. The obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement has been guaranteed by us.

The Notes

Collateral

The Secured Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the CLO Issuer on the CLO Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the CLO Issuer’s rights under certain agreements (including the Collateral Management Agreement, the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the CLO Issuer has an interest, (vii) the CLO Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”).

Maturity

The Notes will mature at par on the payment date in June 2037, unless redeemed or repaid prior thereto.

Interest Rate

For purposes of the below, “Benchmark” means, initially, Term SOFR; provided that if a benchmark transition event and its related benchmark replacement date have occurred with respect to Term Term or the then-current Benchmark, then “Benchmark” means the applicable benchmark replacement.

Class A Notes. The Class A Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.3038% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in June 2027, 0.25%.

Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 2.8735% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in July 2027, 0.25%.

Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.3726% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in July 2027, 0.50%.

Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 3.9218% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in August 2027, 0.50%.

Class D Notes. The Class D Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 4.8180% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in August 2027, 0.50%.

Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 5.4146% plus (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in August 2027, 0.50%.

Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 6.0000%.

Class G Notes. The Class G Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b) with respect to each payment date (and related interest accrual period), 7.0000%.

Interest on the Secured Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.

The failure to pay interest on the Class A Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D Notes, the Class E Notes, the Class F Notes and the Class G Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.

Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.

Exchangeable Notes

The Indenture allows for the exchange of all or a portion of the Class F Notes and the Class G Notes, as follows: (i) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes and the Class F-X Notes and (ii) the Class G Notes may be exchanged for proportionate interests in the Class G-E Notes and the Class G-X Notes, in the manner set forth in the Indenture.

Subordination of the Notes

In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses.

Note Protection Tests

The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.

If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.

The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	118.61%
Minimum Interest Coverage	120.00%

The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes, the Class D and the Class E Notes and the amount of any unreimbursed interest advances.

The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.

Collateral Management Agreement

Pursuant to a collateral management agreement, dated as of June 16, 2022, between the CLO Issuer and us (the “Collateral Management Agreement”), we will serve as collateral manager for the CLO Issuer. The Collateral Manager is externally managed by, and has delegated its investment management activities to, the Advisor pursuant to and in accordance with the terms of an advisory agreement between us and the Advisor. The Advisor has engaged Rialto Capital Management, LLC, an affiliate of the Special Servicer, to act as its sub-advisor.

As compensation for the performance of its obligations as Collateral Manager, the Collateral Manager is entitled to receive a fee, payable monthly in arrears, equal to (unless waived) 0.10% per annum of the sum of the net outstanding portfolio balance to the extent funds are available. We have agreed to waive our entitlement to such Collateral Manager fee for so long as we or one of our affiliates is the Collateral Manager.

The Collateral Manager may be removed upon at least 30 days’ prior written notice by the CLO Issuer or the Trustee, if (i) certain events of default have occurred by the Collateral Manager and (ii) if the holders of at least 66-2/3% in aggregate outstanding amount of each class of Notes then outstanding give written notice to the Collateral Manager, the CLO Issuer and the Trustee directing such removal. The Collateral Manager cannot be removed without cause but may resign as Collateral Manager upon 90 days’ prior written notice. Upon any resignation or removal of the Collateral Manager while any of the Notes are outstanding, holders of a majority of the Class H Notes (excluding any Class H Notes held by certain related parties) will have the right to instruct the CLO Issuer to appoint an institution identified by such holders as replacement Collateral Manager. In the event that (i) 100% of the aggregate outstanding Class H Notes are held by related parties, (ii) the proposed replacement Collateral Manager is an affiliate of the Collateral Manager, and (iii) the appointment of the proposed replacement Collateral Manager would constitute an “assignment” under the Investment Advisers Act of 1940, the holders of at least a majority of the aggregate outstanding principal balance of the most junior class of Notes not 100% owned by related parties (excluding any Notes held by related parties to the extent the replacement Collateral Manager is an affiliate of the Collateral Manager or the Collateral Manager has been removed after the occurrence of an event of default) may direct the CLO Issuer to appoint an institution identified by such holders as replacement Collateral Manager.

Except with respect to the limitations set forth in the Indenture, the Collateral Manager is not obligated to pursue any particular investment strategy or opportunity with respect to the collateral interests.

Reinvestment Period

The CLO includes a 24-month reinvestment period (unless all of the Notes are redeemed or an event of default occurs before such date). During such period, the CLO Issuer may acquire additional (a) commercial mortgage loans or (b) participation interests in commercial mortgage loans.

The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Wells Fargo Bank, National Association, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a servicing agreement (the “Servicing Agreement”), dated as of June 16, 2022, by and among the CLO Issuer, the Collateral Manager, the Servicer, the Special Servicer, the Advancing Agent, the Trustee and the Note Administrator.

The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.

The CLO Issuer is a Taxable Mortgage Pool

The CLO Issuer likely is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). So long as the CLO Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Internal Revenue Code, the CLO Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as an entity disregarded as separate from Sub-REIT rather than as a fully taxable C corporation.

However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to our stockholders that are otherwise generally exempt from U.S. federal income tax. We do not intend to distribute EII to our stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although we do not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to us or Sub-REIT above the amount the Company anticipates, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.

In addition, if the CLO Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the CLO Issuer to remain a “qualified REIT subsidiary” under the Internal Revenue Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all of the equity in the CLO Issuer, but also all of those classes of Notes as to which our counsel is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the CLO Issuer and of the Class F Notes, the Class G Notes and the Class H Notes (and any other retained or repurchased Notes, if applicable), and indirectly the assets that secure the Notes, and could prevent us and Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.